Filed by Dawson Geophysical Company
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Dawson Geophysical Company (File No.: 001-34404)
Subject Company: TGC Industries, Inc. (File No: 001-32472)
Conference Call Transcript of
Dawson Geophysical Company and TGC Industries, Inc. Conference Call
to Discuss the Proposed Merger
Enercom
Moderator: Stephen Jumper
March 21, 2011
8:30 a.m. ET

Operator:	Good morning. My name is Jackie and I will be your conference operator today.

At this time I would like to welcome everyone to the Dawson TGC Industries conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

Mr. Jumper you may begin your conference.

Stephen Jumper:	Thank you, Jackie.

Well good morning and thank you for joining the Dawson Geophysical TGC Industries conference call. As Jackie said, my name is Stephen Jumper, President and CEO of Dawson. I am pleased to have with me Wayne Whitener, President and CEO of TGC Industries.

This morning’s call is scheduled for 60 minutes. Following my remarks I will turn control of the call over to Wayne. At the conclusion of Wayne’s comments we will open the call for questions. As in our past calls, we will not be providing guidance. I would note that there are accompanying slides that are posted on both company’s websites, which will be available for viewing, www.dawson3d.com and www.tgcseismic.com.

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

I would ask you to refer to slides two and three for appropriate SEC disclosure statements and Safe Harbor statements. In addition to that, I’d like to read a statement here.

Dawson and TGC will file materials related to the proposed transactions with the Securities and Exchange Commission including one or more registration statements that contain a proxy statement prospectus. Investors and security holders are urged to read those materials once they are available which can be obtained free from the SEC’s website, www.sec.gov and from the company’s websites. Dawson, TGC, their directors, executive officers and certain members of the management and their employees may be considered participants in solicitation of proxies from their shareholders in connection with the proposed transaction. This will be described further in the proxy statement or prospectus when it is filed.

Well, today is an exciting day for both Dawson Geophysical and TGC Industries. I would ask you to refer to slide four for details of the transaction. This morning we announced we had entered into a definitive merger agreement dated March 20, 2011 whereby Dawson will acquire TGC in a tax-free, stock-for-stock transaction. The combined company will retain the Dawson name and trading symbol.

Based on the NASDAQ closing prices of Dawson and TGC shares on Friday March 18, 2011, the transaction is valued at approximately $157 million representing approximately $8 per TGC share. Pursuant to the terms of the merger agreement, at the effective time of the merger, TGC shareholders will receive 0.188 shares of Dawson stock for every one share of TGC stock; provided the average of the volume weighted average share price of Dawson common stock on the NASDAQ during the 10 consecutive trading days ending on the second business day prior to the date of the shareholders meeting of Dawson and TGC that will be called for purpose of approving the transaction, is equal to or greater than $32.54 but less than or equal to $52.54.

In the event that the average of the volume weighted average price of Dawson’s common stock is outside of that range, then the parties at their respective option will be entitled to terminate the transaction following good

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

faith negotiations to determine a modified, mutually acceptable exchange ratio. For the 10 consecutive trading days ended March 18, 2011, the average of the volume weighted average price of Dawson’s common stock was $44.16.

At the closing of the transaction, it is anticipated that Dawson will issue approximately 3.7 million shares in exchange for the approximately 19.6 million shares of TGC stock outstanding. Upon completion of the transaction, Dawson will have approximately 11.7 million shares outstanding, with current Dawson shareholders owning approximately 68 percent of the combined company and current TGC shareholders owning approximately 32 percent.

Boards of Directors of both companies have approved the transaction, and directors and officers representing 29 percent of TGC outstanding shares and approximately four percent of Dawson outstanding shares have agreed to vote in favor of the merger.

The closing of the transaction is anticipated to be completed by late second quarter or early third quarter of 2011, subject to approval by holders of 80 percent of the outstanding shares of TGC and a majority of the Dawson shares present and voting at the special meeting, as well as certain other closing conditions and regulatory approvals.

Raymond James and Associates, Inc. served as financial advisor to Dawson while Southwest Securities served as financial advisor to TGC. Upon closing of the transaction, we’re excited to welcome Wayne Whitener, President, and CEO and Director of TGC, who will join the Board of Directors of Dawson along with Dr. Allen T. McInnes, current TGC Director and Dean of the Texas Tech Jerry Rawls College of Business Administration. Mr. Whitener will continue as President and Chief Operating Officer of TGC, which after the transaction will be a wholly owned subsidiary of Dawson. Rob Wood, President of Eagle Canada, TGC’s wholly owned Canadian subsidiary, will remain in his role as President of Eagle Canada. Each of these named executives will enter into three-year employment agreement with the continuing entity.

Moving on to slide five.

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

We are excited to welcome the management team and employees of TGC Industries to the Dawson family. Both Tidelands and Eagle Canada have well respected management teams within the seismic data acquisition industry. They bring with them over 25 years of experience in the business along with seasoned, experienced personnel, each of which are constraints to organic growth.

TGC Industries is an efficient operator in both the U.S. and Canada, particularly in several specific regions such as East Texas, Louisiana and the mid-continent region of the U.S. TGC has a wide established client base which we believe will complement our existing client base well.

The equipment base that TGC operates is highly compatible with the equipment base that we operate. They currently operate both Aram and OYO GSR single channel boxes. They own in excess of 70,000 channels, 8500 of which are the single channel OYO units across the U.S. and Canada. As for vibrator units, they’ll bring 69 into the combined entity. Those are highly compatible with the vibrator energy source units that we operate. In addition, TGC will bring additional survey capacity and dynamite energy source capabilities. Moving on to slide six.

For these reasons we believe the combination is a great fit. There are very strong cultural and operational similarities between Dawson and TGC Industries. The combination further expands our geographic diversity, providing us greater opportunities to meet client demands in various regions within their project timing guidelines. In addition, the combination gives Dawson access to the Canadian market which appears to be growing in strength similar to the seismic data market in the U.S. With the addition of the increased channel capacity and with the ability to deploy added channels across a broad base, we believe we will be able to provide our clients with higher resolution images in a more timely manner, as well as improve operational efficiencies at the crew level. Moving on to slide 7.

From an operational standpoint, the combined order book coupled with a broader geographic base should result in higher utilization rates across the

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

board. After the combination, total channel counts will be in excess of 200,000 channels. We will own over 200 vibrator energy source units. We will add dynamite energy source capabilities to the Dawson side as well as expanded support functions related to survey and maintenance operations. The combination further diversifies our client base, particularly in the mid to small independent operators and private operators and multi-client providers. Moving on to slide eight.

This potential transaction fits within our philosophy and business strategy at Dawson Geophysical as a full service provider of seismic data acquisition and processing services. As already stated, it strengthens our geographic diversity with expanded operational experience in both oil and natural gas projects. It brings to the table state of the art geophysical technology and experienced, qualified people to the combined entity.

The combined balance sheet will be strong as we have historically held a very strong balance sheet and will provide further opportunity to meet client driven channel count increases and the addition of new technology and equipment as needed. And as Dawson has had a long history of navigating the cyclical nature of our business, TGC Industries has a very similar nature, themselves.

Slide nine. The combined order book will be sufficient to sustain operations of 21 crews in the U.S. well into calendar 2011. The depth of the order book should provide for an increase in utilization rates. Increased channel count across the company will provide for increased scalability to meet client needs. In addition, the broad base will allow for increased opportunity to deploy idle Canadian equipment during the Canadian thaw. We believe we will realize potential cost savings and increased revenue generation through enhanced operational logistics. And increases in activity level in both the oil shales and the liquid rich plays will further enhance our footprint in the natural gas shale basins, particularly on the natural gas side, the Marcellus and the Haynesville and, on the oil side, particularly in the Niobrara and the Eagle Ford shales.

Slide ten. We believe we are a stronger company together. Demand for seismic services is growing. The market is expanding. Projects are spread all across the U.S. with continued activity in the natural gas shales, particularly in

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

the eastern part of the U.S. and increased activity in the oil shale plays, particularly in the western U.S.

The logistics and timing of moving capacity to and from various regions of the country have changed in the last few years. This combination gives us the opportunity to better serve our clients in a more timely, cost effective manner in all of those regions. And as I’ve already stated, the combined balance sheet of the entity will be strong.

At this point I will turn control of the call over to Wayne Whitener.

Wayne Whitener:	Thank you, Steve and thank all of you for joining us on such a short notice.

We think this is an extremely positive transaction for both companies. For our employees, shareholders and combined customer base which has minimum overlap. We’re excited about the potential benefits of this transaction to our TGC employees, including a financial stronger company with enhanced operational resources and the ability to provide additional services to our clients.

Our customer base is demanding higher resolution images in higher density from increased channel count and this will be important in meeting our customer’s needs. Being a part of Dawson will give us the ability to better serve our customers, resulting in more efficient and improved utilization.

And as for our shareholders, they will not only receive a premium to the current stock price but, also the upside potential of the growth opportunities of the stronger industry participant. Under this agreement, TGC will continue to operate as Tidelands Geophysical in the U.S. and as Eagle Canada in Canada. And both of these operations will continue to report to me.

In closing, on behalf of all the TGC employees, we are pleased to become part of the Dawson organization.

Stephen C. Jumper:	Well, thank you Wayne.

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

I believe we have an opportunity here to capture the strengths of both companies, going forward. We’re excited for the expertise and the experience that TGC Industries will bring to the table, as well as Eagle Canada. We believe the combination of these companies provides opportunities to better serve our combined client base with higher channel count capacity, greater geographic diversification of the combined entity operations and, blending of operational and technical as well as regional expertise.

With the ability to share equipment and personnel resources, the combined companies will be able to provide its clients with the required channel counts to produce higher resolution images, enhanced efficiencies related to logistical improvements of crew timing, while increasing utilization rates for all crews with an expanded order book.

The timing of this transaction creates an expanded opportunity to benefit all of our clients as demand for advanced seismic services continues to increase in the lower 48 states and Canada. The combined operating platform services, people and equipment — positions our shareholders and employees to capture any upside of the onshore North American seismic market.

And Jackie, with that we will open the call up for questions.

Operator:	At this time I would like to remind everyone, in order to ask a question, please press star then the number one on your telephone keypad.

Your first question comes from the line of Vinny Alexandrova of Pritchard Capital Partners.

(Vinny Alexandro):	Good morning. Steve, Wayne, congratulations.

Stephen Jumper::	Good morning, Vinny.

(Vinny Alexandro):	Oh let me start with my questions.

You were talking about savings and synergies which are giving no numbers and if we look at the potential synergies, are they going to — do you have an estimate, are they going come from closing field offices? You’re probably

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

going to combine the corporate offices? What’s going to happen down the road?

Stephen Jumper::	Well Vinny, I don’t believe that we’re going to see any — or realize any significant cost savings in terms of offices, G&A, and overhead, those types of things.

One thing that we certainly liked about TGC Industries is they are a very efficient, lean operator. And with the addition of them into our operations, we’re going to need their support staff. I think there’s some minor things that we’ll see in some of their local offices, over time, in terms of savings. I think there’s some, obviously, some cost to being public that might be saved there.

We see the real upside to this transaction, Vinny, being more in the operational and in the execution side. You know there’s many times where we’ve talked in the past where we have short term utilization issues related to crew moves, related to permits, related to weather and those types of issues. And we think with the geographic diversity that we’ll have in place and, the combined order book, on both sides of the table we’ll be able to realize those — decrease those down times in crew activity, increase utilization rates.

I think at this point it’s going to be difficult for us to put a firm number on it. As you know we’ve always had issues with things that we can’t control. But I do believe the logistical side and the execution side of this transaction will present itself and not only significant cost savings, over time, but significant increases to revenue with increased utilization rates. I think you know the ability to move channels across a broader base puts us in a position to really increase some crew efficiencies on particular projects.

(Vinny Alexandro):	Thank you.

And talking about more crews and better utilizations, you are mentioning in the slide show that with the order book you can support 21 crews but, currently you have 12 and TG has seven. So, are you planning on deploying more crews?

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

Stephen Jumper::	I believe that as we talked about in the past, Vinny, I think here in the last few weeks and going forward, we’re going to have the potential to move channels around and be reconfigured into different number of operating crews.

You know with the purchase of the 10,000 OYO channels that we had at the end of — excuse me, at the beginning of calendar 2011 you know that has been able to free up some channels, we rolled off some projects. And so the answer to the question is yes, I believe we will be at a 14 operating number for a while. But I think this is going to continue to be like we’ve talked about in the past, where channels will get reconfigured. I think the key is that we’ll continue to keep channel count utilization very high, whether it’s spread over 19, 20, 21 operating crews. And I don’t think it’ll be a material impact to the income statement either — in either configuration. But for short — for some time into 2011, we — Dawson, on our side of the table, sees the need for potentially 14 crews, at least for a while.

I’ll back up and say again, I think the big key is going to be combined — or, total channel count utilization. In the last quarter we had you know the purchase of the OYO system as well as very high channel count project in North Dakota, that’s been split into two individual operating units.

So I think the story stays the same Vinny but, yes, we see the order book strength of supporting 21 crews through the end of the year.

(Vinny Alexandro):	Thank you so much. I will re-queue and let somebody else ask a question. (Inaudible) congratulations again. Thanks.

Stephen Jumper::	Thank you, (Vinny).

Operator:	Our next question comes from the line of Colin Gerry with Raymond James.

(Colin Jerry):	(Inaudible). I had a quick one. You know Steve, it seems that you all are pretty excited about this deal from both sides, I’m just curious has this transaction — have you been considering putting the two companies together? Has this been something that’s been in the works for years, months, or maybe give us a little bit of a historical context?

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

Stephen Jumper::	It’s a recent development. Colin, I think we have historically, on the Dawson side, been asked about any type of M&A activity. And our answer has always been that we’ve always looked at opportunities as they’ve come up. We’ve always looked across the landscape, whether it be a complimentary service, whether it be a you know different business type, whether it be an international expansion, whatever the case may be. And we’ve always said that we haven’t come across the right opportunity, with the right fit, at the right time. Today’s the right opportunity and the right fit, at the right time.

Culturally, which you know, is a very important part of our operation, TGC fits very, very well. It expands into Canada. One of the issues we have had in years past looking at the Canadian market has been one, what do you do with the seasonality? And two, it’s been, for the last several years, a natural gas driven play. We’re getting more oil activity and we believe with the addition of Tidelands to the operation, we believe that we have put ourselves in a position with a broad base, to utilize those channels.

Channel count continues to grow, certainly, all across the lower 48. As we’ve talked about in the past, our channel count utilization is increasing. That’s not to say though that we don’t have opportunities to move on smaller projects to service a wide client base. And so this gives us the opportunity to move channels around and scale crews up or down, whether it be over 19, 20, 21, whatever the number may be, those may vary from time to time.

With the development of activity in the oil basins in the west, you know the ability to move — prior to expansion of the oil basins — we could be somewhat constrained in certain regions like the Marcellus, the Haynesville, the Barnett. And you could get quite a few projects in there and you could move operationally, from project to project in a very efficient manner. And we’ve talked about that, that the key to our business is crew efficiency and utilization rates.

As the backlog has begun to move farther west in the oil basins, logistically it’s very difficult to service at current demand levels, that wide of a geographic base. This puts us in a position to be able to service what we think is going to be a wider geographic base.

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

And from a financial standpoint, from a shareholder value standpoint, we think we have significant upside for both companies going forward, operationally. And we think the time is right for the two companies. We think the time is right for our shareholders. We think the time is right for our clients. And we think our employee bases are going to mix very, very well.

(Colin Jerry):	That’s a lot of color on that.

I guess given that relative excitement, I wonder from a negotiating standpoint is that why the deal was structured all equity? Is because — and maybe this is a question for Wayne? You know more participation in the upside or would you have — is that — I know you both historically carry a pretty conservative balance sheet, so is the lack of cash in the deal a function of that or, is it a function of both parties wanting to participate in the equity upside?

Wayne Whitener:	This is Wayne.

We felt like that one of the strengths of both companies is our balance sheet. So we feel it’s very important to have a very strong cash position. We also felt like that our shareholders would benefit from the upside of the merger here. And so that’s really the two driving points on that.

(Colin Jerry):	And then last one from me.

You know we’ve talked about this quite a bit in the past, Steve. It seems some of your competitors are obviously moving to other sides, playing the multi-client side of the business. Maybe update us on your thoughts there? I think you know for the longest time, Dawson hasn’t been involved there and it has served them well. Does this transaction change that philosophy?

Stephen Jumper::	No it does not, Colin. I think our philosophy, historically, has been our business strategy to help our clients find oil and gas, cost effectively, provide high resolution images and help our clients reduce finding and development costs. And I think the TGC business strategy is right in line with our strategy, going forward. And so I think this certainly strengthens our business model, going forward. It is a highly competitive business and we recognize that.

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

And we think this transaction strengthens our business model and will add value to both our shareholders and our client base, going forward.

(Colin Jerry):	OK, great. Oh, actually one more. Financial question on the accounting write up. You know I’ve got TGC historically doing about 15 million a year in depreciation, is that — do we write the assets up? What can we expect that to go to?

Stephen Jumper::	I think we’ve got to look at that and make that determination over time once the transactions closed and we’ve had a better chance to take a look at that. I think it’s just — we’re not in a position to comment right now on that, Colin.

(Colin Jerry):	Perfect. All right, thanks guys.

Stephen Jumper::	OK.

Operator:	Your next question comes from the line of Luke Lemoyne with Capital One South Coast.

(Luke Lemoyne):	Hey. Hey Steve, good morning.

Actually all

Stephen Jumper::	Good morning, Luke.

(Luke Lemoyne):	... my questions have been answered. Very nice deal.

Stephen Jumper::	Thank you. Thank you. You there?

Did we go dead?

Operator:	Luke, you’re line is open.

(Luke Lemoyne):	Steve?

Stephen Jumper::	Yes, I’m here.

(Luke Lemoyne):	Hey, good morning.

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

All my questions have been answered. Thanks.

Stephen Jumper::	OK. Thank you, Luke.

Operator:	Again, if you would like to ask a question please press star then the number one on your telephone keypad.

Your next question comes from the line of Jack Moore with Harpswell Capital.

(Jack Moore):	Good morning and congratulations. I think the two companies are a great match.

I was wondering if you could talk a bit about just growth going forward. I expect that judging from your comments and the slides that the crew count and channel count can grow. But will you look to expand outside the Dawson footprint? And as you look to Canada, do you think that there’s more opportunity there and is there anything beyond that?

Stephen Jumper:	Well, this is Steve. At this point, I don’t see the combined entity moving beyond Canada.

I think we have historically said that we have looked at opportunities wherever they may present themselves very, very closely.

I do think there are expansion opportunities in Canada for the combined entity. Eagle Canada, the subsidiary of TGC Industries, has a well respected footprint in Canada.

One — we will expand the client base. And with that expansion, I think we’ll see expansion of the client base, not just in the U.S. but expansion of the client base in Canada as well.

As we have some clients who, over the years, have inquired with us about the opportunities to work in Canada, I think we can capitalize on that in both markets.

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

I think the fact that we’re getting a broader oil and gas mix of projects in both the U.S. and in Canada helps with those opportunities.

I have always been of the position that I’m very hesitant to talk about crew count expansion and growth in our market, which was the lower 48.

Historically, crew counts have declined, channel counts have increased. And I think we’re going to see — we potentially could see that happen.

The scalability of crews — crew size is growing year to year, particularly as we move into these very large projects that we’re seeing in places like the Niobrara, the Bakken, the Eagle Ford.

You know, it’s been extremely difficult to use very high channel count crews in the Marcellus and east Texas, Haynesville, places like that, just because of cost and logistics of a survey.

But as you move west, these projects with pure, you know, larger land tract ownership positions, projects are getting larger and so we’re seeing channel counts increase at a very rapid pace.

We operate two crews right now in excess of 13,000 channels, and one as high as 15,000. And I just think we’re going to see continued growth on the channel count side.

At the same time, we’ve got a very broad client base. And if you’re in a position to where you’re geared all towards high channel count crews, it’s hard to service that wide client base.

And so with the expanded crew count base, it gives us the ability not only to scale up, which we talk about a lot, but to scale down and become very efficient and very nimble for our friends and the smaller or mid-size clients who are doing projects of a smaller nature.

And so I think the crew counts as you’re going forward will probably be reflective of the depth of the order book, as well as the wide range of projects that the combined entity will be able to serve.

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Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

Certainly, demand for our services in the U.S. is growing. I think it’s growing all across the board. And we are certainly excited about the opportunities for growth going forward.

(Jack Moore):	Thanks. That’s a nice answer.

Is — speaking of your order book and how each of your client lists look, is there a considerable overlap or is there a nice overlay of new clients for each parties that will add to growth, rather than kind of add to the existing order book?

Stephen Jumper:	You know, we both have a broad client base. They range in various sizes.

I think, when you look at the combined client base, which there is some overlap, I think we are going to see a large expansion to that client base across the board.

So I think that’s going to work as a real positive for the combined entity.

(Jack Moore):	Is there any (inaudible) to look at the market share that you’ll have on a combined basis in the markets where you guys compete?

Stephen Jumper:	It’s going to be a very competitive business going forward. And, you know, the competition that we face in our business is — has always been a highly competitive business.

And I think that, as we continue to see channel counts grow across not just the U.S. and Canada but all around the seismic industry worldwide, I think that’s the metric by which we really need to value this thing.

It — we’ve just got to be in a position to meet our clients’ needs and our clients’ demands and provide the services on a very broad base, very efficiently, very cost effectively, with high resolution images in a timely manner.

And this transaction positions us to be able to do that and add value to our shareholders and, more importantly, service the needs — not more importantly, but, at the same time, service the needs of our clients going forward.

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Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
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(Jack Moore):	Great.

And just lastly, this seems like a good inflection point, that you guys could have reconsidered the capital structure going forward and you’re clearly staying with a very conservative balance sheet.

I would suspect that, you know, serves — it serves twofold, one that it can finance future growth, but also give you a comfort in the event that the market takes some bumps.

Being that it looks like we’re kind of on a positive tangent, can you talk a bit about potentially using your balance sheet going forward?

Stephen Jumper:	That’s a good question. We on the Dawson side have been questioned about that in the past.

Of course, we will assume the current TGC debt that’s out there. We will have our revolver, our undrawn revolver available to access at any given time.

Historically, we have been a very conservative company when it comes to capital structure, as, I believe, has been TGC.

We are in a business that moves, you know, very rapidly and very quickly, sometimes unpredictably.

We’re cyclical. We have to downsize in tough times and maintain our core people and we have to upsize quickly.

And when you upsize quickly, you know, if you just look at our CapEx on our side of the transaction going back to 2005, you know, from 2005 to 2008, we spent $200 million at Dawson expanding our operation.

All of that was financed through cash flow with the exception of a $41 million equity offering in ’05.

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Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
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We’re a company that, you know, one of our strengths, and we think this adds to our strength, is to be able to move very, very quickly on channel count, whether it be multi-component work, whatever the case may be.

We’re also in a business that requires a large working capital position. Many of our projects will have quite a bit of upfront cost built into them.

And so the working capital position is, you know, something that we’ve always felt like we need to keep a close eye on.

And so we’re very pleased with the way the transaction is financed. And we do think there will be opportunities going forward.

We think channel count is going to continue to increase. And we believe there will be more expansion into some of the new technologies that are being developed.

(Jack Moore):	Great. Thanks very much. Again, congratulations. Looks like a great deal.

Stephen Jumper:	Thank you.

Well, thank you, for listening in to our call. Needless to say, TGC and Dawson are both excited about this opportunity going forward.

We are very excited to welcome the shareholders of TGC as shareholders of Dawson.

Likewise, we are very excited to welcome the employees of TGC and its subsidiaries, Tidelands Geophysical and Eagle Canada, to the Dawson family, along with their respective clients.

Thank you for listening in. There will be a replay of this call available on both companies’ websites. And we’ll look forward to talking to you again soon.

Thank you.
END

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

          Important Information For Investors and Shareholders
          This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The transactions contemplated by the merger agreement, including the proposed merger and the proposed issuance of Dawson common stock in the merger, will, as applicable, be submitted to the shareholders of Dawson and TGC for their consideration. Dawson will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dawson and TGC that also constitutes a prospectus of Dawson. Dawson and TGC will mail the joint proxy statement/prospectus to their respective shareholders. Dawson and TGC also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DAWSON AND TGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Dawson and TGC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Dawson and TGC make available free of charge at www.dawson3d.com and www.tgcseismic.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC, or investors and shareholders may contact Dawson at (432) 684-3000 or TGC at (972) 881-1099 or c/o Dennard Rupp Gray & Easterly, LLC, at (713) 529-6600 to receive copies of documents that each company files with or furnishes to the SEC.
          Participants in the Merger Solicitation
          Dawson, TGC, and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Dawson and TGC in connection with the proposed transactions. Information about the directors and officers of Dawson is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 7, 2010. Information about the directors and officers of TGC is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 23, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
          Safe Harbor Provisions
          In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Dawson and TGC caution that statements in this communication which are forward-looking and which provide other than historical information involve risks and uncertainties that may materially affect Dawson’s or TGC’s actual results of operations. These

Enercom
Moderator: Stephen Jumper
03-21-11/8:30 a.m. ET
Confirmation # 53785025

risks include but are not limited to the volatility of oil and natural gas prices, dependence upon energy industry spending, disruptions in the global economy, industry competition, delays, reductions or cancellations of service contracts, high fixed costs of operations, external factors affecting Dawson’s or TGC’s crews such as weather interruptions and inability to obtain land access rights of way, whether either company enters into turnkey or term contracts, crew productivity, limited number of customers, credit risk related to Dawson’s or TGC’s customers, the availability of capital resources and operational disruptions. A discussion of these and other factors, including risks and uncertainties with respect to Dawson is set forth in Dawson’s Form 10-K for the fiscal year ended September 30, 2010, and with respect to TGC, is set forth in TGC’s Form 10-K for the fiscal year ended December 31, 2010. Dawson and TGC disclaim any intention or obligation to revise any forward-looking statements, whether as a result of new information, future events or otherwise.